Exhibit 99.1

ASUR Announces Total Passenger Traffic for March 2021

On a YoY basis, passenger traffic increased 0.2% in Mexico, 42.9% in Puerto Rico and 22.0% in Colombia

MEXICO CITY, April 7, 2021 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for March 2021 increased 11.3% when compared to March 2020. Passenger traffic increased 0.2% in Mexico, 42.9% in Puerto Rico and 22.0% in Colombia, reflecting a recovery, mainly in Puerto Rico and Colombia, when compared to the year-ago period which was significantly impacted by severe downturns in business and leisure travel stemming from the COVID-19 pandemic. Nonetheless, the pandemic continues to impact overall travel, with traffic in Mexico relatively unchanged YoY. Traffic in March 2021 also benefitted from 4 days of the Holy Week Holiday.

This announcement reflects comparisons between March 1 through March 31, 2021 and from March 1 through March 31, 2020. It must be taken into account that Holy Week in 2020 took place between April 5 and 12, while in 2021 it took place from March 28 to April 4. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	March		% Chg	Year to date		% Chg
	2020	2021		2020	2021
Mexico	2,046,183	2,049,783	0.2	8,019,902	5,118,866	(36.2)
Domestic Traffic	946,322	1,114,820	17.8	3,537,359	2,853,039	(19.3)
International Traffic	1,099,861	934,963	(15.0)	4,482,543	2,265,827	(49.5)
San Juan, Puerto Rico	526,181	751,974	42.9	2,206,510	1,764,873	(20.0)
Domestic Traffic	481,726	731,836	51.9	2,002,686	1,703,144	(15.0)
International Traffic	44,455	20,138	(54.7)	203,824	61,729	(69.7)
Colombia	583,116	711,316	22.0	2,669,633	1,857,285	(30.4)
Domestic Traffic	500,028	634,712	26.9	2,271,673	1,654,428	(27.2)
International Traffic	83,088	76,604	(7.8)	397,960	202,857	(49.0)
Total Traffic	3,155,480	3,513,073	11.3	12,896,045	8,741,024	(32.2)
Domestic Traffic	1,928,076	2,481,368	28.7	7,811,718	6,210,611	(20.5)
International Traffic	1,227,404	1,031,705	(15.9)	5,084,327	2,530,413	(50.2)

Mexico Passenger Traffic
		March		% Chg	Year to date		% Chg
		2020	2021		2020	2021
Domestic Traffic		946,322	1,114,820	17.8	3,537,359	2,853,039	(19.3)
CUN	Cancun	487,448	692,686	42.1	1,802,860	1,746,176	(3.1)
CZM	Cozumel	9,480	10,243	8.0	37,461	23,748	(36.6)
HUX	Huatulco	39,388	43,495	10.4	147,088	109,604	(25.5)
MID	Merida	149,221	131,134	(12.1)	587,166	340,024	(42.1)
MTT	Minatitlan	7,461	6,944	(6.9)	29,222	19,680	(32.7)
OAX	Oaxaca	67,657	53,683	(20.7)	263,332	145,011	(44.9)
TAP	Tapachula	31,383	29,521	(5.9)	97,179	82,354	(15.3)
VER	Veracruz	81,083	77,566	(4.3)	303,012	201,402	(33.5)
VSA	Villahermosa	73,201	69,548	(5.0)	270,039	185,040	(31.5)
International Traffic		1,099,861	934,963	(15.0)	4,482,543	2,265,827	(49.5)
CUN	Cancun	1,014,810	877,579	(13.5)	4,150,778	2,138,890	(48.5)
CZM	Cozumel	37,348	32,280	(13.6)	128,428	63,654	(50.4)
HUX	Huatulco	17,637	1,959	(88.9)	77,267	5,844	(92.4)
MID	Merida	14,875	11,320	(23.9)	60,752	24,399	(59.8)
MTT	Minatitlan	352	266	(24.4)	1,643	1,344	(18.2)
OAX	Oaxaca	9,354	5,173	(44.7)	39,887	14,905	(62.6)
TAP	Tapachula	973	363	(62.7)	3,081	1,450	(52.9)
VER	Veracruz	3,355	4,624	37.8	15,457	11,317	(26.8)
VSA	Villahermosa	1,157	1,399	20.9	5,250	4,024	(23.4)
Traffic Total Mexico		2,046,183	2,049,783	0.2	8,019,902	5,118,866	(36.2)
CUN	Cancun	1,502,258	1,570,265	4.5	5,953,638	3,885,066	(34.7)
CZM	Cozumel	46,828	42,523	(9.2)	165,889	87,402	(47.3)
HUX	Huatulco	57,025	45,454	(20.3)	224,355	115,448	(48.5)
MID	Merida	164,096	142,454	(13.2)	647,918	364,423	(43.8)
MTT	Minatitlan	7,813	7,210	(7.7)	30,865	21,024	(31.9)
OAX	Oaxaca	77,011	58,856	(23.6)	303,219	159,916	(47.3)
TAP	Tapachula	32,356	29,884	(7.6)	100,260	83,804	(16.4)
VER	Veracruz	84,438	82,190	(2.7)	318,469	212,719	(33.2)
VSA	Villahermosa	74,358	70,947	(4.6)	275,289	189,064	(31.3)

Us Passenger Traffic, San Juan Airport (LMM)
		March		% Chg	Year to date		% Chg
		2020	2021		2020	2021
SJU Total		526,181	751,974	42.9	2,206,510	1,764,873	(20.0)
Domestic Traffic		481,726	731,836	51.9	2,002,686	1,703,144	(15.0)
International Traffic		44,455	20,138	(54.7)	203,824	61,729	(69.7)

Colombia Passenger Traffic Airplan
		March		% Chg	Year to date		% Chg
		2020	2021		2020	2021
Domestic Traffic		500,028	634,712	26.9	2,271,673	1,654,428	(27.2)
MDE	Rionegro	348,829	430,541	23.4	1,623,152	1,110,693	(31.6)
EOH	Medellin	57,726	79,000	36.9	242,148	206,914	(14.6)
MTR	Monteria	57,402	79,789	39.0	259,261	214,813	(17.1)
APO	Carepa	12,529	17,474	39.5	50,399	46,485	(7.8)
UIB	Quibdo	20,453	24,697	20.8	83,457	65,903	(21.0)
CZU	Corozal	3,089	3,211	3.9	13,256	9,620	(27.4)
International Traffic		83,088	76,604	(7.8)	397,960	202,857	(49.0)
MDE	Rionegro	83,088	76,604	(7.8)	397,960	202,857	(49.0)
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		583,116	711,316	22.0	2,669,633	1,857,285	(30.4)
MDE	Rionegro	431,917	507,145	17.4	2,021,112	1,313,550	(35.0)
EOH	Medellin	57,726	79,000	36.9	242,148	206,914	(14.6)
MTR	Monteria	57,402	79,789	39.0	259,261	214,813	(17.1)
APO	Carepa	12,529	17,474	39.5	50,399	46,485	(7.8)
UIB	Quibdo	20,453	24,697	20.8	83,457	65,903	(21.0)
CZU	Corozal	3,089	3,211	3.9	13,256	9,620	(27.4)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Contacts:

ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com